Barbara L. Borden (858) 550-6064 bordenbl@cooley.com	VIA EDGAR

February 15, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:	Sophiris Bio Inc.
Registration Statement on Form S-1 (File No. 377-00062)

Dear Mr. Riedler:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of our client, Sophiris Bio Inc. (the “Company”), is a registration statement on Form S-1 (“Registration Statement”). The Registration Statement updates the Company’s confidential draft registration statement on Form S-1/A (the “Amended Confidential Draft Registration Statement”) submitted confidentially to the Securities and Exchange Commission (the “Commission”) on January 22, 2013. The copy of the Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Amended Confidential Draft Registration Statement.

The Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated February 5, 2013 with respect to the Amended Confidential Draft Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Registration Statement.

Staff Comments and Company Responses

Description of Share Capital

Common Shares—Outstanding Shares, page 115

1. We note your revised disclosure in response to our prior comment 33. Please update the third paragraph to reflect your authorized share capital and your outstanding share capital following the offering based on shares outstanding as of the most recent practicable date.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

February 15, 2013

Response: The Company acknowledges the Staff’s comment and will update the disclosure to reflect the outstanding share capital following the offering when the number of shares to be issued in the offering is finally determined.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-15

2. Please revise your disclosure in response to prior comment 40 to disclose the impact adopting ASU 2009-13 and ASU 2010-17 had on your financial statements.

Response: The Company has revised the disclosure on page F-16 of the Registration Statement.

Note 14. License Agreements

Kissei Agreement, page F-25

3. We note your response to prior comment 41. Please clarify what technical information you are required to share with Kissei and whether the sharing of information impacts Kissei’s ability to exploit the license. In addition, please tell us how you determined that the obligation of the company to prosecute the licensed patents in Japan was administrative in nature and perfunctory.

Response: The Company respectfully advises the Staff of the following:

Technical Information:

The ongoing sharing of technical information with Kissei will not impact Kissei’s ability to exploit the license.

The Company’s primary transfer of technical information to Kissei occurred in connection with the execution of the license. The remaining technical information to be transferred relates to information associated with the Company’s on-going clinical development program(s) for PRX302 and information related to its repeat-dose safety study in non-human primates. The results of the repeat-dose safety study in non-human primates is defined as a milestone in the agreement and is included in the milestone disclosure in Note 13.

As the Company obtains information from its on-going clinical development program(s) it has provided this information, including safety data, to Kissei. While this information may assist Kissei with the design and execution of its clinical development program, this information is not necessary for Kissei to exploit the value of the licensed technology. The Company is providing this information to Kissei to ensure that a consistent development program is completed by both entities and to ensure that the development plan executed by Kissei does not harm the overall value of PRX302. Kissei will also provide the same information to the Company related to its studies of PRX302. This exchange of information between the parties is viewed as a protective measure for both parties. In addition, Kissei possesses the resources and access to the expertise necessary to continue to develop PRX302, even if the Company were to halt its own development of PRX302. Therefore, Kissei does not require this technical information described above in order to exploit the license.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

February 15, 2013

Licensed Patents:

The Company currently discloses in the Registration Statement that the filing of patent applications is an administrative and perfunctory deliverable for which the associated costs are immaterial. This conclusion is based on the fact that the filing of the remaining patent applications is considered inconsequential as they are not essential to the functionality of the license. The Company also advises the Staff that there are no provisions in the agreement that would require the Company to issue Kissei a full or partial refund of the up-front license payment in the event the Company does not file the remaining patent applications in Japan.

With respect to the obligation to maintain and defend the patents previously issued and the patent applications previously filed in Japan, as noted in our letter dated January 22, 2013, the Company advises the Staff that SAB Topic 13A, paragraph 3(g) states that the obligation to maintain and defend a valid patent, in and of itself, does not constitute a deliverable to which a portion of an arrangement fee should be allocated, therefore, the Company has not considered such obligation as a deliverable under the Kissei agreement.

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6064.

Sincerely,

Cooley LLP

/s/ Barbara L. Borden, Esq.

cc:	Peter Slover, Sophiris Bio Inc.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM